May 6, 2005

Mail Stop 0510


By U.S. Mail and facsimile to (305) 531-1274

J. Rod Martin
Chairman and President
Brampton Crest International, Inc.
1224 Washington Avenue
Miami Beach, Florida 33139

      Re: 	Brampton Crest International, Inc.
      	Amendment No. 1 to Form 10-SB filed on April 21, 2005
		File No. 000-51207

Dear Mr. Martin:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. We note your response to comment 1 in our prior letter. Please state affirmatively that you do not believe you are a blank check company. Otherwise, disclose under an appropriately titled heading the fact that you are a blank check company and the consequences of being a blank check company. It appears that in light of your relatively limited operations, your primary purpose may be to effect a business combination with another company, in which case your business plan would appear to possess a degree of uncertainty commonly associated with a "blank check" company. Please state in your document whether your primary business purpose enter into a business combination with another entity.

Business, page 6

2. We note your response to our prior comment 4. Please tell us supplementally where you made this statement in your document. Otherwise, please revise to state in your document that there is no need for any government approval of your principal products or services.

Products, Marketing, and Sales, page 8

3. We note your supplemental response to comment 6 in our letter dated April 5, 2005. Please revise your document to include this response.

4. We note your revised disclosure that you intend to "purchase and market additional cosmetic and pharmaceutical products" in 2005.
Have you identified these products or entered into any agreements concerning new products? Please confirm and update your disclosures as necessary.

Competition, page 10

5. We note your statement that you intend to market a product that uses a "propriety process of Lymphazome encapsulates." Do you mean a product that utilizes a "proprietary" process? If so, revise your disclosure to clarify that you do not own the proprietary rights to this process.

Risks Related to Our Stock, page 15
Once a market is established. . . , page 16

6. We note your statement "a sale of shares under this offering."
Please revise this risk factor, as your document registers a class of securities, not a transaction.

7. We note your response to comment 13 in our prior letter on page
16. Your new risk factor appears to repeat disclosure on page 17. Please revise your document to consolidate this information.

Management`s Discussion and Analysis, page 18

8. We note that your response to comment 14 of our prior letter does not appear in your document. Revise your disclosure to include this information.

Capital Stock, page 27

9. We note your supplemental response to comment 17. Please explain to us supplementally how you arrived at 51,518,649 shares of common stock outstanding as of March 11, 2005 when your Statement of Stockholders` Equity shows 49,752,648 outstanding at December 31, 2004 and you only disclose one other transaction since that date, involving 1,666,000 shares.

10. Please delete the phrase "qualified in its entirety" in the first
paragraph under the subheading "Description of Securities."   Item
202 of Regulation S-B does not require a summary, so this qualification is unnecessary.

Share Purchase Warrants, page 28

11. If true, revise your disclosure to clarify that the warrants granted in your November 1, 2004 and January 11, 2005 private placement transactions are immediately exercisable.

Reports to Stockholders, page 29

12. We note your disclosure that you intend to comply with the reporting requirements of the Securities Exchange Act. Please note that upon effectiveness of this Form 10-SB, you will be required to comply with all Exchange Act requirements for reporting companies, including furnishing annual reports with financial statements audited by an independent public accountant and periodic reports containing interim financial statements that have been reviewed by an independent public accountant. See Securities Exchange Act s. 13(a);
Exchange Act Rule 13a-1; Exchange Act Rule 13a-13; see also Form
10-
QSB, Item 1; Regulation S-B, Item 310(b).

Recent Sales of Unregistered Securities, page 35

13. Revise your disclosure to name the individual to whom you sold 50,000 shares of common stock at a price of $1.976 per share in January and March 2002 and to whom the shares were issued on November
24, 2004.  See Regulation S-B, Item 701(b).

Financial Statements

14. Your restatement makes it necessary that you:
a. Comply with paragraphs 13, 36 & 37 of APB 20 related to the correction of an error in previously issued financial statements.
b. Obtain a revised auditor`s report consistent with AU 420.12 containing an explanatory paragraph.
c. Label the financial statements as restated.

Note 1 - Summary of Significant Accounting Policies, page F-6
Goodwill, page F-8

15. Please provide us with additional information to help us understand the appropriateness of your conclusion that the recorded goodwill was not impaired as of December 31, 2004. Please refer to
SFAS 142.

      Please respond to these comments by filing an amendment to your information statement and providing the supplemental information requested. Please provide us with a supplemental response that addresses each of our comments and notes the location of any corresponding revisions made in your filing. Please also note the location of any material changes made for reasons other than responding to our comments. Please file your supplemental response on EDGAR as a correspondence file. We may raise additional comments after we review your responses and amendment.

      To expedite our review, you may wish to provide complete packages to each of the persons named below. Each package should include a copy of your response letter and any supplemental information, as well as the amended filing, marked to indicate any changes.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:
* the company is responsible for the adequacy and accuracy of the disclosure in the filings;
* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.







      You may contact Scott Watkinson, Staff Accountant, at (202) 942-2926 or Rufus Decker, Accounting Branch Chief, at (202) 942-1774
if you have questions regarding comments on the financial statements and related matters. Please contact Matt Franker, Staff Attorney, at
(202) 824-5495 or Lesli Sheppard, Senior Staff Attorney, at (202) 942-1887. Alternatively, you may contact me at (202) 942-1950.


      			Sincerely,




      			Pamela A. Long
      					Assistant Director


cc:	Joseph Emas, Esq. (via facsimile 305/531-1274)
      General Counsel
      Brampton Crest International, Inc.
      1224 Washington Avenue
	Miami Beach, Florida 33139




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J. Rod Martin
Brampton Crest International, Inc.
Page 1



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0510

         DIVISION OF
CORPORATION FINANCE